

November 20, 2013

Via E-Mail
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

      Re: Urban Outfitters, Inc.
              Form 10-K for the Year Ended January 31, 2013
              Filed April 1, 2013
              Form 10-Q for the Quarter Ended April 30, 2013
              Filed June 10, 2013
              Response dated October 21, 2013
              File No. 000-22754

Dear Mr. Conforti:

      We have reviewed your filing and response and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended April 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1.   We note your response to our comment in the letter dated October 7, 2013. With a view towards providing investors additional transparency, please provide us with proposed disclosure to be included in future filings that reflects your view that your retail stores and direct-to consumer-channel (DTC) have been substantially integrated to allow you to manage and analyze the results of your business based on a single "omni-channel" rather than through separate analysis of your retail stores and direct to consumer channels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining